UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement

China SXT Pharmaceuticals, Inc. (the “Company” or “SXTC”) today announced that it entered into a securities purchase agreement (the “Purchase Agreement”) with certain individuals (collectively referred to as the “Purchasers”) on January 21, 2025, pursuant to which the Company agreed to sell an aggregate of 14,200,000 ordinary shares, with no par value, to the Purchasers through a private investment in public equity (“PIPE”) at a purchase price of $0.20 per ordinary share. The Purchase Agreement contained customary representations, warranties and agreements of the Company and the Purchasers, as well as customary indemnification rights and obligations of the parties.

Purchasers of ordinary shares in this PIPE will also receive warrants (the “Warrants”) to purchase the number of ordinary shares that equals to 200% of our ordinary shares purchased by such Purchasers in this PIPE. The Warrants are exercisable immediately upon issuance and have an initial exercise price of $1.00 per share, and will expire five years from the date of issuance. On the seventh calendar day following the date of issuance (the “Reset Date”), the exercise price of the Warrants will be adjusted to 20% of the minimum price under the Nasdaq Listing Rule 5635(d) immediately prior to the signing date of this Purchase Agreement. In addition, upon such reset of the exercise price, the number of ordinary shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such reset shall be adjusted to the number of ordinary shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset. There will be no trading market for the Warrants.

In addition, the Company and certain Purchasers (the “Lenders”) have entered into a Loan Agreement (the “Loan Agreement”) dated January 15, 2025, which the Lenders agreed to lend to the Company an aggregate principal sum of US$1,840,000, with a term of one month (the “Debt”). As the consideration of the PIPE, the Lenders have subsequently signed a Surrender Letter which dated January 21, 2025 to surrender and forever relinquish any and all the rights, claims, and interests that he/she has (or may have) to the repayment of the Debt under the Loan Agreement in exchange for the ordinary shares being issued under the PIPE. This surrender includes any accrued but unpaid interest, if applicable, and any other amounts due to the Lenders under the Loan Agreement.

The PIPE is expected to close on or about January 28, 2025, subject to the satisfaction of certain customary closing conditions as stipulated in the Purchase Agreement. The Company anticipates that the gross proceeds from the PIPE will be approximately US$2,840,000 million, including the principal amount of surrendered debt credit, and before deducting estimated offering expenses payable by the Company. The Company expects to use the funds from the PIPE for working capital purposes.

The Purchase Agreement, the Ordinary Share Purchase Warrant, the Surrender Letter and the Loan Agreement (collectively referred to as the “Documents”) are filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 herein, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Documents, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated January 21, 2025
99.2	Ordinary Share Purchase Warrant dated January 21, 2025
99.3	Surrender Letter dated January 21, 2025
99.4	Loan Agreement dated January 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

3